ACCIDENTAL
   DEATH BENEFIT
      RIDER

In this rider, "we", "our" and "us" mean Equitable Variable Life Insurance Company. "You" means the owner of the policy at the time an owner's right is exercised.

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THIS RIDER'S BENEFIT.  We will pay the Accidental Death Benefit of this rider to the beneficiary when we receive proof that the insured person's death resulted from accidental bodily injury, directly and independently of all other causes, and that death occurred:

1. Within 120 days after the injury and while this rider was in effect; and

2. After the insured person's first birthday and before the policy anniversary nearest the insured person's 70th birthday.

THE AMOUNT OF THE BENEFIT AND ITS COST. The Policy Information section of the policy or the rider that adds this benefit shows the amount of the Accidental Death Benefit. You may ask us to change such amount subject to our rules then in effect. We will send you a written notice showing each change. The notice is to be attached to and made part of this rider and the policy. The information in it will supersede the corresponding information in the Policy Information section of the policy or the rider that adds this benefit. We may require you to return the policy and this rider to us to make a change.

While this rider is in effect, its charge will be a part of the monthly deduction from the Policy Account. The maximum monthly rate for this benefit for each $1,000 of Accidental Death Benefit is shown in the Table of Guaranteed Maximum Rates for Accidental Death Benefit on Page 4 - Continued of the policy.

WHAT IS NOT COVERED? No Accidental Death Benefit will be paid if the insured person's death is caused or contributed to by:

1. Any disease or illness of any kind, physical or mental infirmity, or medical or surgical treatment of these;

2. Suicide, while sane or insane;

3. Any drug, unless taken as prescribed by a physician;

4. Poison, gas or fumes voluntarily or involuntarily taken, administered or inhaled, except from an occupational accident;

5. Travel in or descent from any aircraft, while the insured person is receiving training or acting in any capacity other than as a passenger; or

6. Declared or undeclared war, or any act incident to war, or any conflict involving the armed forces of one or more countries.

We will have the right to require an autopsy at our expense unless prohibited by law.

WHEN THIS RIDER WILL TERMINATE.  This rider will not be in effect:

1. On and after the policy anniversary nearest the insured person's 70th birthday; or

2. After the end of the grace period.

You may terminate this rider by asking for this in writing. The effective date of termination will be the beginning of the policy month which coincides or next follows the date we receive your request.

WHEN THIS RIDER IS INCONTESTABLE. This rider will become incontestable only after it has been in effect, during the lifetime of the insured person, for two years from the later of: (a) the Date of Issue of the policy; or (b) the date as of which this rider becomes effective if added after issue of the policy. Any increase in the amount of the Accidental Death Benefit will be incontestable after it has been in effect during the lifetime of the insured person for two years.

HOW THIS RIDER RELATES TO THE POLICY. This rider is a part of the policy. Its benefit is subject to all the terms of this rider and the policy.

This rider has no cash or loan value. It does not affect any reserve referred to in the policy.

                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY


/s/ Molly K. Heines                            /s/ Joseph J. Melone


Molly K. Heines, Vice President & Secretary         Joseph J. Melone, Chairman &
                                                         Chief Executive Officer


R90-219           Accidental Death Benefit Rider